UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for sale of onshore field in Sergipe

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Rio de Janeiro, December 11 , 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 01/03/20, informs that it signed today with Energizzi Energias do Brasil Ltda a contract for the sale of its entire stake in the onshore field of Rabo Branco, located in the Sergipe-Alagoas Basin, in the State of Sergipe.

The sale value is US$ 1.5 million, paid in a single installment in the contract signature. The closing of the transaction is subject to the fulfillment of previous conditions, such as the non-exercise of preferential rights by the current consortium Petrom Produção de Óleo e Gás Ltda. (Petrom) and the approval by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the strategy of portfolio optimization and improvement of the company's capital allocation, focusing its resources increasingly on deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About Rabo Branco field

The Rabo Branco field is part of the BT-SEAL-13 concession. The concession is located south of the Carmópolis field, in the Sergipe-Alagoas Basin, Sergipe State. Petrobras has a 50% stake in the Rabo Branco field, in partnership with Petrom1, which is the Operator and holds the remaining 50%. The average oil production of the field, from January to October 2020, was 138 bpd.

1Petrom started to operate the field on 12/02/2020, after approval by the ANP of the assignment of rights of Petrogal Brasil S/A, the result of a private negotiation between the companies not related to the process conducted by Petrobras.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer